March 7, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Abby Adams, Division of Corporate Finance

Re:	Bestway, Inc.

Revised Schedule 14A filed February 4, 2005

File No. 0-08568

Revised Schedule 13E-3 filed February, 2005

File No. 5-19828

Amended Annual Report on Form 10-K

For the year ended July 31, 2004

Filed December 30, 2004

Ladies and Gentlemen:

On behalf of Bestway, Inc. a Delaware corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated February 22, 2005, relating to the above-referenced Schedule 14A, Schedule 13E-3 and Annual Report on Form 10-K. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in such Schedule 14A, Schedule 13E-3 or Annual Report, as applicable.

Schedule 14A

Fairness of the Transaction, page ix

Comment 1. Please disclose whether the board of directors reasonable believes that the reverse stock split is substantively and procedurally fair to the unaffiliated cashed out and unaffiliated continuing shareholders of the company and the basis for their conclusion.

Response 1. The last sentence of the third paragraph of the section entitled “Fairness of the Transaction” has been revised to read as follows:

March 7, 2005

“After studying the Reverse/Forward Stock Split and its anticipated effects on our stockholders, the Special Committee and, upon the recommendation of the Special Committee, the Board of Directors each unanimously approved the Reverse/Forward Stock Split and deem it fair, both procedurally and substantively, to all of the Company’s affiliated and unaffiliated stockholders, including the unaffiliated Cashed Out Stockholders, individually, and the unaffiliated Continuing Stockholders, individually.”

The following sentence has been added to the last paragraph of the section entitled “Fairness of the Transaction – Fairness Determination of the Board of Directors”:

“Based upon (i) the recommendation of the Special Committee and an analysis of the same factors considered by the Special Committee (as outlined above), including the presentation by Southwest Securities, and (ii) the independence of the Special Committee, the Board of Directors unanimously approved the proposed transaction and reasonably believes it is procedurally and substantively fair to each group of the Company’s affiliated and unaffiliated stockholders, including the unaffiliated Cashed Out Stockholders, individually, and the unaffiliated Continuing Stockholder, individually.”

Advantages of the Reverse/Forward Stock Split page xii

Comment 2. Please refer to comment 10. The revised disclosure does not explain why liquidation value was not an appropriate basis for analysis. This explanation should be provided without respect to values determined under other methods of valuation. Rather, it should address why liquidation value, standing alone, is not an appropriate way to value this company. Furthermore, it appears from the revised disclosure that the special committee and board were aware of the liquidation value, and that the liquidation value exceeds the offer price. If so the special committee and/or the board were aware of the liquidation value, revise the document to disclose liquidation value. In addition, please revise to explain how the special committee and board found the offer price fair to each group of unaffiliated security holders despite the fact that liquidation value exceeds the consideration to be received in this offer, if true. Finally, to the extent that you retain the disclosure that “The Special Committee reasonably believes that the liquidation value of the Company’s assets would not materially differentiate from the carrying value on the balance sheet, net of book value,” please revise to clarify this statement. It appears that the carrying value on the balance sheet is the book value.

Response 2. The paragraph regarding liquidation value has been deleted and replaced by the following paragraph:

March 7, 2005

“While the $13.00 per share cash out consideration represents a significant premium over the liquidation value of the Company, neither Southwest Securities nor the Special Committee relied on liquidation value in making its determinations. In the Company’s context, at best, liquidation value would match net book value of $5.18 per share, a substantial discount to the $13.00 per share consideration. In reality, liquidation value would likely be lower than book value because after deducting the goodwill reflected on the balance sheet and factoring in costs of liquidating our assets, the net result to the stockholders would likely be lower than $5.18 per share. In light of those facts, Southwest Securities did not use liquidation value as a variable for ascertaining a fair price for the Reverse/Forward Stock Split, and instead relied on the following analyses (as discussed in greater detail below): historical market price, comparable public company analysis, merger and acquisition comparisons, discounted cash flow analysis, and reverse split going private transaction analysis in reaching its conclusions about the fairness of the transaction. Our approximate liquidation value would be substantially lower than any of the comparables relied on by Southwest Securities in preparing its opinion, and Southwest Securities did not believe that it was appropriate to include liquidation value as a comparable variable.”

Comment 3. Please refer again to comment 10. We note the revised disclosure in response to comment 10. The second part of our comment sought significant revision to the format of this document so that disclosure regarding the fairness determinations is found in one place. Please revise the document to state in one section the special committee’s conclusion regarding the substantive and procedural fairness of the transaction to each group of unaffiliated security holders. Provide another section with the board’s determination, revised as requested above. Revise the document so that the section headings match the associated disclosure. For example, revise the section “Advantages of the Reverse/Forward Split” to address the advantages only. Similarly revise the disadvantages section.

Response 3. The section entitled “Fairness of the Transaction” has been revised as requested. New sub-sections entitled “Fairness Determination of the Special Committee” and “Fairness Determination of the Board of Directors” have been added, and information that does not belong in the “Advantages of the Reverse/Forward Split” and “Disadvantages of the Reverse/Forward” has been deleted or moved to another section.

March 7, 2005

Security Ownership of Certain Beneficial Owners and Management page 22

Comment 4. As stated in prior comment 3, disclaimers of beneficial ownership do not affect the fact that all shares beneficially owned must be disclosed in the table. Revise the disclosure of Mr. Reed’s beneficial ownership in the table and note 5 accordingly.

Response 4. The disclosure concerning the beneficial ownership of Messrs. Reed and Kraemer in the table and notes 5 and 8, respectively, has been revised to include the shares held by their respective spouses. To reflect such change, the total number and percentage of shares held by officers and directors as a group increased, and such increase is now reflected in the table and throughout the document as applicable. In addition, the percentages in the beneficial ownership table have been recalculated based on a more recent number of outstanding shares of common stock. Once the Company has received final approval from the Commission, the Company will choose a new record date for its annual meeting and will fill in the appropriate numbers based upon the shares outstanding as of such record date.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-2807.

Sincerely,

/s/ Aaron A. Scow

Aaron A. Scow